02 SEP 19 AM 9:32

SUPPL

September 16, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 353/2002**

  Subject: Disposition of Investment
  Date: September 16, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 9/19

Enclosure

02 SEP 19 AM 9: 32

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 16, 2002

AIS 353/2002

September 16, 2002

Subject : Disposition of Investment

To : The President
The Stock Exchange of Thailand

We, Advanced Info Service Public Company Limited ("the Company"), would like to announce the disposal of our all investment in Advanced Paging Co., Ltd. ("Advanced Paging"), a 99.99% subsidiary of the Company. As a result, Advanced Paging ceased to be a subsidiary of the Company. The Company sold 34,999,994 shares of Advanced Paging, 99.99% of its common shares, in the total amount of Baht 255.78 million. With the book value of this investment under equity method at Baht 230.79 million, the Company has the gain on disposal of this investment amounting to Baht 24.99 million. The Company will realize this gain in the third quarter of this year.

The investment in Advanced Paging was 0.74% of net tangible assets of the Company and sold to unconnected persons. Therefore, this disposal was not subject to the Notification of the Stock Exchange of Thailand regarding the Rules Procedures and Disclosure of Information Concerning the Acquisition and Disposition of Assets of Listed Companies as well as the Notification of the Stock Exchange of Thailand regarding the Rules, Procedures and Disclosure of Connected Transactions of Listed Companies.

Advanced Paging was a service provider of paging business under the concession of the Telephone Organization of Thailand ("TOT"). However, Advanced Paging had returned its paging concession to the TOT since June 2002 and its operation does no longer benefit to the Company. Therefore, this disposal will not affect the Company's operations.

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 16, 2002

AIS 353/2002

September 16, 2002

Subject : Disposition of Investment

To : The President
The Stock Exchange of Thailand

We, Advanced Info Service Public Company Limited ("the Company"), would like to announce the disposal of our all investment in Advanced Paging Co., Ltd. ("Advanced Paging"), a 99.99% subsidiary of the Company. As a result, Advanced Paging ceased to be a subsidiary of the Company. The Company sold 34,999,994 shares of Advanced Paging, 99.99% of its common shares, in the total amount of Baht 255.78 million. With the book value of this investment under equity method at Baht 230.79 million, the Company has the gain on disposal of this investment amounting to Baht 24.99 million. The Company will realize this gain in the third quarter of this year.

The investment in Advanced Paging was 0.74% of net tangible assets of the Company and sold to unconnected persons. Therefore, this disposal was not subject to the Notification of the Stock Exchange of Thailand regarding the Rules Procedures and Disclosure of Information Concerning the Acquisition and Disposition of Assets of Listed Companies as well as the Notification of the Stock Exchange of Thailand regarding the Rules, Procedures and Disclosure of Connected Transactions of Listed Companies.

Advanced Paging was a service provider of paging business under the concession of the Telephone Organization of Thailand ("TOT"). However, Advanced Paging had returned its paging concession to the TOT since June 2002 and its operation does no longer benefit to the Company. Therefore, this disposal will not affect the Company's operations.